UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

FORM U-13-60

ANNUAL REPORT

For the Period
Beginning January 1, 1996 and Ending December 31, 1996 to the

U. S. SECURITIES AND EXCHANGE COMMISSION

of

Cinergy Services, Inc.
(Exact Name of Reporting Company)

A Subsidiary SERVICE COMPANY


Date of Incorporation:  February 23, 1994

State or Sovereign Power under which Incorporated or Organized:  Delaware

Location of Principal Executive Offices of Reporting Company:  Cincinnati,
Ohio

Name, title and address of officer to whom correspondence concerning this report should be addressed:

Charles J. Winger, Comptroller, 139 East Fourth Street,

Cincinnati, Ohio  45202

Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

Cinergy Corp.

INSTRUCTIONS FOR USE OF FORM U-13-60

 1. Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

 2. Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

 3. Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

 4. Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

 5. Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

 6. Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c)).

 7. Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

 8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

 9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Company Holding Act of 1935.



11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


Annual Report of Cinergy Services, Inc.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                    Schedule or
Description of Schedules and Accounts               Account No.       Page No.

Comparative Balance Sheets - Assets                 Schedule I
Comparative Balance Sheets - Liabilities            Schedule I
  Service Company Property                          Schedule II
  Accumulated Provision for Depreciation and
    Amortization of Service Company Property        Schedule III
  Investments                                       Schedule IV
  Accounts Receivable from Associate Companies      Schedule V
  Fuel Stock Expenses Undistributed                 Schedule VI
  Stores Expense Undistributed                      Schedule VII
  Miscellaneous Current and Accrued Assets          Schedule VIII
  Miscellaneous Deferred Debits                     Schedule IX
  Research, Development or Demonstration
    Expenditures                                    Schedule X
  Proprietary Capital                               Schedule XI
  Long-term Debt                                    Schedule XII
  Current and Accrued Liabilities                   Schedule XIII

  Notes to Financial Statements                     Schedule XIV

Comparative Income Statements                       Schedule XV
  Analysis of Billing - Associate Companies         Account 457
  Analysis of Billing - Nonassociate Companies      Account 458
  Analysis of Charges for Service - Associate
    and Nonassociate Companies                      Schedule XVI
  Schedule of Expense by Department or
    Service Function                                Schedule XVII
  Departmental Analysis of Salaries                 Account 920
  Outside Services Employed                         Account 923
  Employee Pensions and Benefits                    Account 926
  General Advertising Expense                       Account 930.1
  Miscellaneous General Expenses                    Account 930.2
  Rents                                             Account 931
  Taxes Other Than Income Taxes                     Account 408
  Donations                                         Account 426.1
  Other Deductions                                  Account 426.5
  Notes to Statements of Income                     Schedule XVIII

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements                                  Page No.

Organization Chart
Methods of Allocation
Annual Statement of Compensation for Use of Capital Billed



Annual Report of Cinergy Services, Inc.
For the Years Ended December 31, 1996 and 1995

Schedule I - COMPARATIVE BALANCE SHEETS
Give balance sheet of the Company as of December 31 of the current and prior year

                                                                REF
December 31
ACCOUNT                 ASSETS AND OTHER DEBITS                SCHED
1996          1995
        SERVICE COMPANY PROPERTY
101     Service Company Property                               II     $
2,063,444    $ 1,271,563
107     Construction Work in Progress                          II
5,255,666           -___
          Total Property
7,319,110      1,271,563
108     Accumulated Provision for Depreciation and
          Amortization of Service Company Property            III
(183,179)       (30,635)

                             Net Service Company Property
7,135,931      1,240,928

        INVESTMENTS
123     Investments in Associate Companies                     IV
-             -
124     Other Investments                                      IV
-             -___

                                        Total Investments
-             -

        CURRENT AND ACCRUED ASSETS
131     Cash
7,059,935           -
134     Special Deposits
-             -
135     Working Funds
(51,260)          -
136     Temporary Cash Investments                             IV
-             -
141     Notes Receivable
-             -
143     Accounts Receivable                                     V
477,496           -
144     Accumulated Provision for Uncollectible Accounts
-             -
146     Accounts Receivable from Associate Companies           V
14,357,685     14,115,902
152     Fuel Stock Expenses Undistributed                      VI
-             -
154     Materials and Supplies
-             -
163     Stores Expense Undistributed                          VII
-             -
165     Prepayments
-             -
174     Miscellaneous Current and Accrued Assets              VIII
-             -___

                         Total Current and Accrued Assets
21,843,856     14,115,902

        DEFERRED DEBITS
181     Unamortized Debt Expense
-             -
184     Clearing Accounts
-          313,390
186     Miscellaneous Deferred Debits                          IX
(187,036)       289,563
188     Research, Development or Demonstration Expenditures     X
-             -
190     Accumulated Deferred Income Taxes
-             -___

                                    Total Deferred Debits
(187,036)       602,953


                            TOTAL ASSETS AND OTHER DEBITS
$28,792,751    $15,959,783

Annual Report of Cinergy Services, Inc.
For the Years Ended December 31, 1996 and 1995

Schedule I - COMPARATIVE BALANCE SHEET (Continued)

                                                                 REF
December 31
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL           SCHED
1996          1995
        PROPRIETARY CAPITAL
201     Common Stock Issued (Note 2)                           XI      $
3   $      -
211     Miscellaneous Paid-In-Capital                          XI
-             -
215     Appropriated Retained Earnings                         XI
-             -
216     Unappropriated Retained Earnings                       XI
(3)     (212,501)

                                Total Proprietary Capital
-         (212,501)

        LONG-TERM DEBT
223     Advances From Associate Companies                     XII
-             -
224     Other Long-Term Debt                                  XII
-             -
225     Unamortized Premium on Long-Term Debt
-             -
226     Unamortized Discount on Long-Term Debt
-             -___

                                     Total Long-Term Debt
-             -

        CURRENT AND ACCRUED LIABILITIES
231     Notes Payable
-             -
232     Accounts Payable
10,962,571     7,634,754
233     Notes Payable To Associate Companies                  XIII
18,489,079          -
234     Accounts Payable to Associate Companies               XIII
1,840,449     8,318,363
236     Taxes Accrued
(2,567,123)         -
237     Interest Accrued
-             -
238     Dividends Declared
-             -
241     Tax Collections Payable
256          -
242     Miscellaneous Current and Accrued Liabilities         XIII
-             -___

                    Total Current and Accrued Liabilities
28,725,232    15,953,117

        DEFERRED CREDITS
253     Other Deferred Credits
-          219,167
255     Accumulated Deferred Investment Tax Credits
-             -___

                                   Total Deferred Credits
-          219,167

282     ACCUMULATED DEFERRED INCOME TAXES
67,519          -


                TOTAL LIABILITIES AND PROPRIETARY CAPITAL
$28,792,751   $15,959,783


Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

Schedule II - SERVICE COMPANY PROPERTY

                                               BALANCE AT
RETIREMENTS    OTHER      BALANCE
                                               BEGINNING
OR        CHANGES    AT CLOSE
ACCOUNT           DESCRIPTION                   OF YEAR      ADDITIONS
SALES        (1)       OF YEAR
              SERVICE COMPANY PROPERTY
301     Organization                        $     -      $     -         $
-        $  -    $     -
303     Miscellaneous Intangible Plant            -            -
-           -          -
304     Land and Land Rights                      -            -
-           -          -
305     Structures and Improvements               -            -
-           -          -
306     Leasehold Improvements                    -            -
-           -          -
307     Equipment (2)                             -            -
-           -          -
308     Office Furniture and Equipment       1,271,563       40,428
-           -     1,311,991
309     Automobiles, Other Vehicles and
          Related Garage Equipment                -            -
-           -          -
310     Aircraft and Airport Equipment            -            -
-           -          -
311     Other Service Company Property (3)        -         751,453
-           -       751,453

                                 Sub-Total   1,271,563      791,881
-           -     2,063,444

107     Construction Work in Progress (4)         -       5,255,666
-           -     5,255,666

                                     Total  $1,271,563   $6,047,547      $
-        $  -    $7,319,110

        NOTES
  (1)  Provide an explanation of those changes considered material:
None
  (2)  Subaccounts are required for each class of equipment owned.  The
Service
Company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

                                                        BALANCE
                                                              AT CLOSE
         Subaccount Description            Additions           OF YEAR
  None

(3)   Describe other Service Company property:       Computer Software    $
751,453

(4)   Describe construction work in progress:        Computer Software
$4,012,428
                                             Office Furniture & Equipment
1,236,645
                                                                    Other
6,593

$5,255,666

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

Schedule III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF
SERVICE COMPANY PROPERTY

                                                   BALANCE AT
BALANCE
                                                    BEGINNING
OTHER CHANGES      AT CLOSE
ACCOUNT                   DESCRIPTION                OF YEAR    ADDITIONS
RETIREMENTS     ADD (DEDUCT) (1)     OF YEAR
301     Organization                                $  -       $   -
$   -            $    -            $   -
303     Miscellaneous Intangible Plant                 -           -
-                 -                -
304     Land and Land Rights                           -           -
-                 -                -
305     Structures and Improvements                    -           -
-                 -                -
306     Leasehold Improvements                         -           -
-                 -                -
307     Equipment                                      -           -
-                 -                -
308     Office Furniture and Equipment               30,635     127,496
-                 -             158,131
309     Automobiles, Other Vehicles and
          Related Garage Equipment                     -           -
-                 -                -
310     Aircraft and Airport Equipment                 -           -
-                 -                -
311     Other Service Company Property                 -         25,048
-                 -              25,048

                                          Total     $30,635    $152,544
$   -            $    -            $183,179

  NOTES
  (1)  Provide an explanation of those changes considered material:
None

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

Schedule IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

                                        BALANCE AT            BALANCE AT
                                         BEGINNING              CLOSE
             DESCRIPTION                  OF YEAR              OF YEAR
Account 123 - Investment in Associate Companies

None

                              Total     $     -               $     -

Account 124 - Other Investments

None

                              Total     $     -               $     -

Account 136 - Temporary Cash Investments

None

                              Total     $     -               $     -

Annual Report of Cinergy Services, Inc.
For the year Ended December 31, 1996

Schedule V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payment for each associate company by subaccount should be provided.


                                        BALANCE AT              BALANCE AT
                                         BEGINNING                CLOSE
             DESCRIPTION                  OF YEAR                OF YEAR
Account 146 - Accounts Receivable
from Associate Companies:

The Cincinnati Gas & Electric Company
  (CG&E)                                $ 2,696,165            $      -
PSI Energy, Inc. (PSI)                         -                 7,088,383
Enertech Associates, Inc. (Formerly
  Power International, Inc.)                563,053                   -
Lawrenceburg Gas Company (Lawrenceburg)      53,867                 41,422
KO Transmission Company                          15                   -
Miami Power Corporation                      15,332                     41
The Union Light, Heat and Power
  Company (ULH&P)                         9,449,721              3,036,609
West Harrison Gas and Electric
  Company (WHG&E)                             4,673                     58
Tri-State Improvement Company               103,547                   -
Cinergy Resources, Inc.                      10,964                   -
CGE ECK, Inc.                                 7,741                   -
Cinergy Investments, Inc. (Investments)     481,589                   -
Power Equipment Supply Co.                   24,827                   -
Cinergy Capital & Trading, Inc. (Formerly
  Wholesale Power Services, Inc.)           109,782                   -
PSI Recycling, Inc.                          22,125                   -
Cinergy Corp. (Cinergy)                     448,460              4,191,172
PSI Argentina, Inc.                         124,041                   -___

                           Total        $14,115,902            $14,357,685

Analysis Of Convenience Or Accommodation Payments:
 Payments Made On Behalf Of      Description                   Amount
  CG&E                        Insurance Premiums            $1,707,212
  Lawrenceburg                Insurance Premiums                17,072
  ULH&P                       Insurance Premiums               196,287
  WHG&E                       Insurance Premiums                17,072
  PSI                         Insurance Premiums             3,084,663
  Investments                 Insurance Premiums                42,787
                                Total                       $5,065,093


Annual Report of Cinergy Services, Inc.
For the year Ended December 31, 1996

Schedule VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


                      DESCRIPTION                  LABOR        EXPENSES
TOTAL
Account 152 - Fuel Stock Expenses Undistributed

None

                                       Total     $    -         $    -
$    -

Summary:



Annual Report of Cinergy Services, Inc.
For the year Ended December 31, 1996

Schedule VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company


                     DESCRIPTION                   LABOR        EXPENSES
TOTAL
Account 163 - Stores Expense Undistributed

None

                                       Total     $    -         $    -
$    -

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

Schedule VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                        BALANCE AT            BALANCE AT
                                         BEGINNING               CLOSE
             DESCRIPTION                  OF YEAR               OF YEAR
Account 174 - Miscellaneous Current
and Accrued Assets

None

                              Total     $     -               $     -

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

Schedule IX- MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

                                        BALANCE AT            BALANCE AT
                                         BEGINNING               CLOSE
             DESCRIPTION                  OF YEAR               OF YEAR
Account 186 - Miscellaneous Deferred
Debits

MISC. (1 ITEM)                            $    934            $    -
ITEMS DEFERRED PENDING INVESTIGATION       288,629             (187,036)

                              Total       $289,563            $(187,036)

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

Schedule X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


             DESCRIPTION                             AMOUNT
Account 188 - Research, Development, or
Demonstration Expenditures

None

                                         Total       $   -

<PAGE



Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

Schedule XI - PROPRIETARY CAPITAL


                                                  NUMBER             PAR OR
ACCOUNT                                          OF SHARES        STATED VALUE     - OUTSTANDING CLOSE OF PERIOD -
 NUMBER               CLASS OF STOCK            AUTHORIZED          PER SHARE      NO. OF SHARES      TOTAL AMOUNT
201     Common Stock Issued                       100               $0.05              50              $3



INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.


               DESCRIPTION               AMOUNT
211     Miscellaneous Paid-In-Capital           None

215     Appropriated Retained Earnings          None

                                      Total

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General
Instructions of the Uniform System of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                BALANCE                                                    BALANCE
                                             AT BEGINNING          NET INCOME         DIVIDENDS           AT CLOSE
ACCOUNT               DESCRIPTION               OF YEAR             OR (LOSS)            PAID              OF YEAR
216     Unappropriated Retained Earnings    $(212,501)             $212,498          $   -                  $(3)

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

Schedule XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately from advances on notes and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                         TERMS OF OBLIGATION                                    BALANCE AT                           BALANCE
                            CLASS & SERIES    DATE OF    INTEREST     AMOUNT    BEGINNING                   (1)     AT CLOSE
    NAME OF CREDITOR        OF OBLIGATION    MATURITY      RATE    AUTHORIZED    OF YEAR    ADDITIONS   DEDUCTIONS  OF YEAR
Account 223 - Advances from Associate
Companies:                    None

            Total

Account 224 - Other Long-Term
Debt:                         None

            Total


NOTES:
(1)  Give an explanation of deductions:  None

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

Schedule XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                              BALANCE AT            BALANCE AT
                                               BEGINNING               CLOSE
             DESCRIPTION                        OF YEAR               OF YEAR
Account 233 - Notes Payable to
Associate Companies

CG&E                                         $    -                $18,447,192
CINERGY                                           -                     41,887

                              Total          $    -                $18,489,079


Account 234 - Accounts Payable to
Associate Companies

PSI                                          $8,318,363            $      -
CG&E                                               -                 1,840,449

                              Total          $8,318,363            $ 1,840,449


Account 242 - Miscellaneous Current and
Accrued Liabilities

None

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

Schedule XIV - NOTES TO FINANCIAL STATEMENTS

Instructions: The space below is provided for important notes regarding the financial statements, or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.  Summary of Significant Accounting Policies

(a) Merger Cinergy Corp. (Cinergy), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA), was created in the October 1994 merger of The Cincinnati Gas & Electric Company (CG&E) and PSI Resources, Inc. Cinergy Services, Inc. (Services) is a wholly-owned subsidiary of Cinergy. Cinergy's other wholly-owned subsidiaries are CG&E, PSI Energy, Inc., and Cinergy Investments, Inc. (Investments).

(b) Nature of Operations Services, a Delaware corporation, is the service company for the Cinergy system, providing member companies with a variety of administrative, management, and support services.

(c) Management's Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates are also required with respect to the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. (See Note 9.)

(d) Regulation Services is subject to regulation by the Securities and Exchange Commission (SEC) under the PUHCA. Services' accounting policies conform to generally accepted accounting principles and follow the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies prescribed by the SEC pursuant to the PUHCA.

(e) Federal and State Income Taxes Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between the financial reporting and tax reporting bases of assets and liabilities.

(f) Service Company Property Service company property and equipment, including any interest capitalized during construction, are recorded at cost.

(g) Depreciation Provisions for depreciation are determined by using the straight-line method applied to the cost of depreciable plant in service. The effective annual depreciation rates for both 1996 and 1995 were 10%. Software is amortized over a five-year period at an annual rate of 20%.

(h) Income and Expenses Services provided to affiliated companies are provided at cost. The costs of services are determined on a direct charge basis to the extent practicable. Indirect costs are charged using the ratios defined in the service agreements between Services and the client companies. (See "Methods of Allocations.")

2.  Common Stock

Services is authorized to issue 100 shares of Common Stock at a par value of five cents ($.05) per share. During 1994, 50 shares of common stock were issued. All of Services' outstanding common stock is held by Cinergy.

3.  Notes Payable to Associate Companies

To better manage cash and working capital requirements, Cinergy's utility subsidiaries, and Services, participate in a money pooling arrangement. Under this money pooling arrangement, Cinergy system companies with surplus short-term funds, whether from internal or external sources, provide short-term loans to other system companies at rates that reflect (1) the actual costs of the external borrowing and/or (2) the costs of the internal funds which are set at the 30-day Federal Reserve "AA" industrial commercial paper rate. The weighted average interest rate on money pool borrowings at December 31, 1996, was 5.97%. The SEC's approval of the money pool, pursuant to the PUHCA, extends through May 31, 1997. In March 1997, Cinergy's subsidiaries, which participate in the money pooling arrangement, filed an application with the SEC under the PUHCA requesting reauthorization of the money pool through December 31, 2002.

4.  Leases

Cinergy and its subsidiaries, including Services, have entered into operating lease agreements covering various facilities and properties, including office space and computer, communications, and transportation equipment. Total rental payments on operating leases for each of the past two years were as follows:

                                      1996       1995
                                       (in millions)
      Cinergy and subsidiaries         $31        $36

Future minimum lease payments required under operating leases with remaining, non-cancelable lease terms in excess of one year as of December 31, 1996, are as follows:

                                Cinergy and
                                Subsidiaries
                                (in millions)
Year Ended December 31
      1997                          $ 31
      1998                            23
      1999                            16
      2000                            10
      2001                             7
   After 2001                         19
                                    $106


5.  Pension Plans

The defined benefit pension plans of Cinergy's subsidiaries, of which Services is a participant, cover substantially all employees meeting certain minimum age and service requirements. Plan benefits are determined under a final average pay formula with consideration of years of participation, age at retirement, and the applicable average Social Security wage base or benefit amount.

The funding policies of the operating subsidiaries are to contribute annually to the plans an amount which is not less than the minimum amount required by the Employee Retirement Income Security Act of 1974 and not more than the maximum amount deductible for income tax purposes. Contributions applicable to the 1996 and 1995 plan years for Cinergy's subsidiaries were $7 million and $18 million, respectively. The plans' assets consist of investments in equity and fixed income securities.

Cinergy's pension cost for 1996 and 1995 included the following components:

                                                    1996     1995
                                                    (in millions)

Benefits earned during the period                  $ 21.2   $  18.5
Interest accrued on projected
  benefit obligations                                61.6      61.4
Actual (return) loss on plans' assets               (75.6)   (119.3)
Net amortization and deferral                        17.3      61.1

Net periodic pension cost                          $ 24.5   $  21.7

During 1996, Cinergy recognized an additional $61 million of accrued pension cost in accordance with Statement of Financial Accounting Standards No. 88, Employers' Accounting for Settlements and Curtailments of Defined Pension Plans and for Termination Benefits. This amount represents the costs associated with additional benefits extended in connection with a voluntary workforce reduction programs.

                                                    1996     1995
Actuarial Assumptions:
For determination of projected benefit
  obligations
    Discount Rate                                   8.00%    7.50%
    Rate of increase in future compensation         5.00     4.50

For determination of pension cost
  Rate of return on plans' assets                   9.00  9.00-9.50


The following table reconciles the plans' funded status with amounts recorded in the Consolidated Financial Statements of Cinergy. Under the provisions of Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (Statement 87), certain assets and obligations of the plans are deferred and recognized in the Consolidated Financial Statements of Cinergy in subsequent periods.
                                  1996                        1995
                           Plans'       Plan's         Plans'       Plan's
                       Assets Exceed  Accumulated  Assets Exceed  Accumulated
                        Accumulated    Benefits     Accumulated    Benefits
                          Benefits   Exceed Assets    Benefits   Exceed Assets
                                            (in millions)
Actuarial present value
  of benefits
    Vested benefits       $(423.1)      $(241.6)      $(376.9)      $(227.3)
    Non-vested benefits     (33.5)        (10.1)        (35.1)        (16.0)

      Accumulated benefit
        obligations        (456.6)       (251.7)       (412.0)       (243.3)

    Effect of future
      compensation
      increases            (121.7)        (53.3)       (120.3)        (53.2)

      Projected benefit
        obligations        (578.3)       (305.0)       (532.3)       (296.5)

Plans' assets
  at fair value             531.6         234.1         500.6         220.0

Projected benefit
  obligations in excess
  of plans' assets          (46.7)        (70.9)        (31.7)        (76.5)

Remaining balance of plans'
  net assets existing at
  date of initial application
  of Statement 87 to be
  recognized as a reduction
  of pension cost in future
  periods                    (6.7)         (3.1)         (7.7)         (3.4)

Unrecognized net gain
  resulting from experience
  different from that
  assumed and effects of
  changes in assumptions    (48.4)        (28.1)        (14.1)         (1.3)

Prior service cost not
  yet recognized in net
  periodic pension cost      33.6          23.2          35.2          16.8

Accrued pension cost at
  December 31             $ (68.2)      $ (78.9)      $ (18.3)      $ (64.4

6.  Other Postretirement Benefits

Cinergy's subsidiaries, including Services, provides certain health care and life insurance benefits to retired employees and their eligible dependents. The health care benefits include medical coverage, dental coverage, and prescription drugs. The health care benefits provided are subject to certain limitations, such as deductibles and co-payments. Additionally, all employees must meet minimum age and service requirements to be eligible for these postretirement benefits. Prior to January 1, 1997, CG&E and PSI employees were covered under separate plans. Effective January 1, 1997, all Cinergy active employees are eligible to receive essentially the same postretirement health care benefits. Certain classes of employees, based on age, as well as all retirees, have been grandfathered under benefit provisions in place prior to January 1, 1997. Neither CG&E and its subsidiaries nor PSI currently pre-fund their obligations for these postretirement benefits; however, PSI, in connection with the settlement which resulted in a February 1995 Indiana Utility Regulatory Commission (IURC) order, agreed to begin pre-funding. Implementation of pre-funding is subject to the outcome of negotiations with The Office of the Utility Consumer Counselor and approval by the IURC.

Postretirement benefit cost for 1996 and 1995 included the following components:

                                              Health     Life
                                               Care    Insurance  Total
                                                     (in millions)
1996
Benefits earned during the period             $ 5.7       $ .1    $ 5.8
Interest accrued on Accumulated
  Postretirement Benefit Obligations
  (APBO)                                       16.5        2.2     18.7
Net amortization and deferral                    .3         -        .3
Amortization of transition obligations          8.1         .3      8.4

Net periodic postretirement benefit cost      $30.6       $2.6    $33.2

1995
Benefits earned during the period             $ 4.4       $ .1    $ 4.5
Interest accrued on APBO                       15.6        2.2     17.8
Amortization of transition obligations          8.1         .3      8.4

Net periodic postretirement benefit cost      $28.1       $2.6    $30.7


The following table reconciles the APBO of the health care and life insurance plans with amounts recorded in the Consolidated Financial Statements of Cinergy. Under the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, certain obligations of the plans are deferred and recognized in the Consolidated Financial Statements of Cinergy in the subsequent periods.

                                               Health      Life
                                                Care     Insurance    Total
                                                       (in millions)
1996
Actuarial present value of benefits
  Fully eligible active plan participants     $ (13.7)    $ (1.6)   $ (15.3)
  Other active plan participants                (49.8)      (1.5)     (51.3)
  Retirees and beneficiaries                   (118.0)     (26.4)    (144.4)
    Projected APBO                             (181.5)     (29.5)    (211.0)
Unamortized transition obligations               75.4         .4       75.8
Unrecognized net loss (gain) resulting from
  experience different from that assumed
  and effects of changes in assumptions          19.5        (.5)      19.0
Accrued postretirement benefit obligations
  at December 31, 1996                        $ (86.6)    $(29.6)   $(116.2)

1995
Actuarial present value of benefits
  Fully eligible active plan participants     $ (11.7)    $ (1.1)   $ (12.8)
  Other active plan participants               (112.0)      (2.7)    (114.7)
  Retirees and beneficiaries                    (99.2)     (26.4)    (125.6)
    Projected APBO                             (222.9)     (30.2)    (253.1)
Unamortized transition obligations              137.1         .7      137.8
Unrecognized prior service cost                   (.3)        -         (.3)
Unrecognized net loss resulting from
  experience different from that assumed
  and effects of changes in assumptions          26.1         .5       26.6
Accrued postretirement benefit obligations
  at December 31, 1995                        $ (60.0)    $(29.0)   $ (89.0)

The following assumptions were used to determine the APBO:

                                          1996          1995
    Discount rate                         8.00%         7.50%

    Health care cost trend rate,
      gradually declining to 5%
        CG&E                           7.00-9.00%    8.00-11.00%
        PSI                            7.00-9.00     8.00-10.00

    Year ultimate trend rates achieved
        CG&E                              2004          2002
        PSI                               2004          2007

Increasing the health care cost trend rate by one percentage point in each year would increase the APBO by approximately $21 million and $37 million for 1996 and 1995, respectively, and the aggregate of the service and interest cost components of the postretirement benefit cost for each of 1996 and 1995 by approximately $4 million and $3 million, respectively.

7.  Net Income (Loss)

The net loss at December 31, 1995, represents expenses not assigned at year end. Such expenses have been properly assigned, resulting in net income at December 31, 1996.

8.  Income Taxes

Services complies with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (Statement 109). Statement 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of existing differences between the financial reporting and tax reporting bases of assets and liabilities.

                                                   1996
Deferred Income Tax Liability
  Utility plant                                 $ 67,519

A summary of Federal and State income taxes charged (credited) to income and the allocation of such amounts is as follows:

                                                   1996
Current Income Taxes
  Federal                                       $(63,353)
  State                                           (4,166)
        Total current income taxes              $(67,519)

Deferred Income Taxes
  Federal
    Depreciation and other utility plant-
      related items                             $ 63,353
  State
    Depreciation and other utility plant-
      related items                                4,166
        Total deferred income taxes             $ 67,519

Total Income Taxes                                  -

Services will participate in the filing of a consolidated Federal income tax return with Cinergy for the year ended December 31, 1996. The current tax liability is allocated among the members of the group pursuant to a tax sharing agreement consistent with Rule 45(c) of the PUHCA.

9.  Commitments and Contingencies

(a) Enertech Associates, Inc. (Enertech) Litigation On October 25, 1995, a suit was filed in the Federal District Court for the Southern District of Ohio by three former employees of Enertech, formerly named Power International, Inc., a subsidiary of Investments, naming as defendants Enertech, Cinergy, Investments, CG&E, PSI, James E. Rogers, and William J. Grealis. (Mr. Rogers and Mr. Grealis are officers and/or directors of the foregoing companies.)
The lawsuit, which stems from the termination of employment of the three former employees, alleges that they entered into employment contracts with Enertech based on the opportunity to participate in potential profits from future investments in energy projects in central and eastern Europe. The suite alleges causes of action based upon, among other theories, breach of contract related to the events surrounding the termination of their employment and fraud and misrepresentation related to the level of financial support for future projects. The suit alleges compensatory damages of $154 million based upon assumed future success of potential future investments and punitive damages of three times that amount. All defendants intend to defend vigorously against the charges based upon meritorious defenses. Cinergy, CG&E, and PSI are currently unable to predict the outcome of this litigation.

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

Schedule XV - COMPARATIVE STATEMENTS OF INCOME


                                                               December 31
ACCOUNT                 DESCRIPTION                        1996           1995
          INCOME:
  457     Services Rendered to Associate Companies     $615,348,166  $190,167,376
  458     Services Rendered to Nonassociate Companies          -             -
  415     Jobbing and Contract Work                              74          -
  419     Other Interest Income                              62,642          -___
                                        Total Income    615,410,882   190,167,376


          EXPENSES:
  920     Salaries and Wages                            206,699,993    88,557,249
  921     Office Supplies and Expenses                   61,183,041    27,797,960
  922     Administrative Expenses Transferred - Credit   (1,496,336)        7,320
  923     Outside Services Employed                      50,449,167    19,795,706
  924     Property Insurance                              4,331,407       433,850
  925     Injuries and Damages                            5,929,886     2,741,498
  926     Employee Pension and Benefits                 202,867,382    19,317,283
  928     Regulatory Commission Expense                   3,566,809     2,211,123
 930.1    General Advertising Expenses                      346,551        60,522
 930.2    Miscellaneous General Expenses                 41,260,147    16,969,753
  931     Rents                                          20,701,478     4,663,934
  932     Maintenance of Structures and Equipment         7,318,401     2,090,272
403,404   Depreciation and Amortization Expense             157,057        32,069
  408     Taxes Other Than Income Taxes                  11,315,084     5,697,526
  409     Income Taxes                                      (67,519)         -
  410     Provision for Deferred Income Taxes                67,519          -
  411     Provision for Deferred Income Taxes - Credit         -             -
 411.5    Investment Tax Credit                                -             -
  421     Miscellaneous Income or Loss                       (1,309)         -
 426.1    Donations                                            -             -
 426.5    Other Deductions                                     -             -
  427     Interest on Long-term Debt                           -             -
  430     Interest on Debt to Associate Companies           625,487          -
  431     Other Interest Expense                            (55,861)        3,809
                                   Total Expense        615,198,384   190,379,874

                                   NET INCOME (LOSS)   $    212,498  $   (212,498)

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31,1996

ANALYSIS OF BILLING

ASSOCIATE COMPANIES - ACCOUNT 457


                                                DIRECT        INDIRECT    COMPENSATION
                                                COSTS          COSTS         FOR USE         TOTAL
                                               CHARGED        CHARGED       OF CAPITAL      AMOUNT
     NAME OF ASSOCIATE COMPANY                  457-1          457-2          457-3         BILLED
PSI Energy, Inc.                            $235,925,208   $39,386,636       $239,704   $275,551,548
PSI Energy Argentina, Inc.                        96,728            17           -            96,745
Cinergy Investments, Inc.                      1,591,210        75,494          1,530      1,668,234
Power Equipment Supply Co.                       (17,881)        1,619             74        (16,188)
Cinergy Capital & Trading, Inc. (Formerly
  Wholesale Power Services, Inc.)                120,923        (2,513)           328        118,738
PSI Recycling, Inc.                               45,077         1,450           -            46,527
PSI Argentina, Inc.                               25,614           133            371         26,118
The Cincinnati Gas & Electric Company        261,775,768    45,478,106        291,440    307,545,314
Enertech Associates, Inc. (Formerly
  Power International, Inc.)                   1,066,855         8,866          1,669      1,077,390
Lawrenceburg Gas Company                         462,964           418            137        463,519
KO Transmission Company                           19,107           355           -            19,462
Miami Power Corporation                              429             3             46            478
The Union Light, Heat and Power Company       20,643,496     5,757,922         28,421     26,429,839
West Harrison Gas and Electric Company            14,182            30           -            14,212
Tri-State Improvement Company                     71,762           637          4,529         76,928
Cinergy Resources, Inc.                           15,587           167             33         15,787
Cinergy Corp.                                    186,463           716          1,343        188,522
Cinergy Technology, Inc.                         632,452         2,914           -           635,366
Cinergy Cooling Corp.                            548,756         3,651           -           552,407
Cinergy UK, Inc.                                 817,678        19,542           -           837,220

                               TOTAL        $524,042,378   $90,736,163       $569,625   $615,348,166


Annual Report of Cinergy Services, Inc.
For the Year Ended December 31,1996

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES - ACCOUNT 458


Instructions:  Provide a brief description of the services rendered to each nonassociate company.

                                  DIRECT     INDIRECT    COMPENSATION                EXCESS
                                  COSTS       COSTS         FOR USE                    OR          TOTAL
                                 CHARGED     CHARGED      OF CAPITAL      TOTAL    DEFICIENCY     AMOUNT
  NAME OF NONASSOCIATE COMPANY    458-1       458-2          458-3         COST       458-4       BILLED
None








                        TOTAL    $   -       $   -          $   -        $   -      $   -        $   -

<PAGE

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31,1996

Schedule XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES

INSTRUCTIONS:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate
analysis of billing schedules.

                                            Associate Company Charges        Nonassociate Company Charge
                                          Direct       Indirect                   Direct    Indirect
Account Description Of Items               Cost          Cost          Total       Cost       Cost     Total
920     Salaries and Wages             $159,820,085   $46,879,908   $206,699,993  $ -       $ -      $  -
921     Office Supplies and Expenses     53,243,042     7,939,998     61,183,041                        -
922     Administrative Expense
          Transferred - Credit           (1,491,226)       (5,110)    (1,496,336)                       -
923     Outside Services Employed        38,734,768    11,714,399     50,449,167                        -
924     Property Insurance                4,331,407                    4,331,407                        -
925     Injuries and Damages              5,927,473         2,413      5,929,886                        -
926     Employee Pensions and Benefits  193,175,650     9,691,732    202,867,382                        -
928     Regulatory Commission Expense     3,268,781       298,028      3,566,809                        -
930.1   General Advertising Expenses        324,746        21,805        346,551                        -
930.2   Miscellaneous General Expenses   38,882,517     2,377,630     41,260,147                        -
931     Rents                            12,190,993     8,510,485     20,701,478                        -
932     Maintenance of Structures
          and Equipment                   6,503,051       815,350      7,318,401                        -
403     Depreciation Expense                    372       152,026        152,398                        -
404     Amortization Expense                  1,128         3,531          4,659                        -
408     Taxes Other Than Income Taxes     9,212,178     2,102,906     11,315,084                        -
409     Income Taxes                                      (67,519)       (67,519)                       -
410     Provision for Deferred Income
          Taxes                                            67,519         67,519                        -
411     Provision for Deferred Income
          Taxes - Credit                                                    -                           -
411.5   Investment Tax Credit
421     Miscellaneous Income or Loss                       (1,309)        (1,309)                       -
426.1   Donations                                                           -                           -
426.5   Other Deductions                                                    -                           -
427     Interest on Long-term Debt                                          -                           -
430     Interest on Debt to Associate
          Companies                                       625,487        625,487                        -
431     Other Interest Expense              (55,861)         -           (55,861)                       -
          Total Expense                $524,069,104   $91,129,280   $615,198,384   $ -      $ -     $   -


Annual Report of Cinergy Services, Inc.
For the Year Ended December 31,1996

Schedule XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES (CONTINUED)

INSTRUCTIONS:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate
analysis of billing schedules.

                                          Total Charges for Service__
                                           Direct     Indirect
Account Description Of Items                Cost        Cost         Total
920     Salaries and Wages             $159,820,085   $46,879,908  $206,699,993
921     Office Supplies and Expenses     53,243,042     7,939,998    61,183,041
922     Administrative Expense
          Transferred - Credit           (1,491,226)       (5,110)   (1,496,336)
923     Outside Services Employed        38,734,768    11,714,399    50,449,167
924     Property Insurance                4,331,407                   4,331,407
925     Injuries and Damages              5,927,473         2,413     5,929,886
926     Employee Pensions and Benefits  193,175,650     9,691,732   202,867,382
928     Regulatory Commission Expense     3,268,781       298,028     3,566,809
930.1   General Advertising Expenses        324,746        21,805       346,551
930.2   Miscellaneous General Expenses   38,882,517     2,377,630    41,260,147
931     Rents                            12,190,993     8,510,485    20,701,478
932     Maintenance of Structures
          and Equipment                   6,503,051       815,350     7,318,401
403     Depreciation Expense                    372       152,026       152,398
404     Amortization Expense                  1,128         3,531         4,659
408     Taxes Other Than Income Taxes     9,212,178     2,102,906    11,315,084
409     Income Taxes                                      (67,519)      (67,519)
410     Provision for Deferred Income
          Taxes                                            67,519        67,519
411     Provision for Deferred Income
          Taxes - Credit                                                   -
411.5   Investment Tax Credit
421     Miscellaneous Income or Loss                       (1,309)       (1,309)
426.1   Donations                                                          -
426.5   Other Deductions                                                   -
427     Interest on Long-term Debt                                         -
430     Interest on Debt to Associate
          Companies                                        625,487      625,487
431     Other Interest Expense                (55,861)        -         (55,861)
          Total Expense                  $524,069,104  $91,129,280  $615,198,384

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31,1996

Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General
               Structure of Accounting System:  Uniform System of Account(s))



               --------------------------DEPARTMENT OR SERVICE FUNCTION--------------------------

                                     TOTAL               INFORMATION    METERS AND
ACCOUNT  DESCRIPTION OF ITEMS       AMOUNT     OVERHEAD    SYSTEMS    TRANSPORTATION
  920   Salaries and Wages       $206,699,993  $   -     $19,182,401   $ 9,087,056
  921   Office Supplies and
          Expenses                 61,183,041      -       6,639,511     8,177,445
  922   Administrative Expense
          Transferred - Credit     (1,496,336)     -          (9,592)       (2,022)
  923   Outside Services
          Employed                 50,449,167      -       3,914,946       153,291
  924   Property Insurance          4,331,407      -            -          513,827
  925   Injuries and Damages        5,929,886      -             101           928
  926   Employee Pensions and
          Benefits                202,867,382      -       5,205,953     2,433,080
  928   Regulatory Commission
          Expense                   3,566,809      -            -            1,844
 930.1  General Advertising
          Expenses                    346,551      -            -             -
 930.2  Miscellaneous General
          Expenses                 41,260,147      -         822,259     1,030,876
  931   Rents                      20,701,478      -      15,735,625     1,520,301
  932   Maintenance of Structures
          and Equipment             7,318,401      -       4,565,665         2,610
  403   Depreciation Expense          152,398   152,398         -             -
  404   Amortization Expense            4,659      -            -             -
  408   Taxes Other Than
          Income Taxes             11,315,084      -       1,296,100       730,328
  409   Income Taxes                  (67,519)     -            -             -
  410   Provision for Deferred
          Income Taxes                 67,519      -            -             -
  411   Provision for Deferred
          Income Taxes - Credit          -         -            -             -
 411.5  Investment Tax Credit            -         -            -             -
  421   Miscellaneous Income or
          Loss                         (1,309)     -            -             -
 426.1  Donations                        -         -            -             -
 426.5  Other Deductions                 -         -            -             -
  427   Interest on Long-term
          Debt                           -         -            -             -
  430   Interest on Debt to
          Associate Companies         625,487      -            -             -
  431   Other Interest Expense        (55,861)  (55,861)        -             -

               Total Expenses    $615,198,384  $ 96,537  $57,352,969   $23,649,564


Annual Report of Cinergy Services, Inc.
For the Year Ended December 31,1996

Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION(CONTINUED)

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General
               Structure of Accounting System:  Uniform System of Account(s))



         --------------------------DEPARTMENT OR SERVICE FUNCTION---------------

                                     ELEC. SYSTEM   INTERNAL    ELEC. TRANS.
ACCOUNT  DESCRIPTION OF ITEMS         MAINTENANCE   AUDITING   & DISTRIBUTION   ACCOUNTING
  920   Salaries and Wages            $1,531,587   $1,767,434    $17,531,757  $13,838,967
  921   Office Supplies and
          Expenses                        56,330      213,977      2,381,432      940,042
  922   Administrative Expense
          Transferred - Credit              (419)         (43)      (372,455)    (315,850)
  923   Outside Services
          Employed                          -           5,121        131,711    1,486,328
  924   Property Insurance                  -            -              -             402
  925   Injuries and Damages                 367          200          1,361         -
  926   Employee Pensions and
          Benefits                       398,826      363,807      3,408,268    1,940,469
  928   Regulatory Commission
          Expense                           -            -             5,020       87,849
 930.1  General Advertising
          Expenses                          -            -             5,314         -
 930.2  Miscellaneous General
          Expenses                           419        1,632          8,983       21,578
  931   Rents                               -            -              -      (3,014,893)
  932   Maintenance of Structures
          and Equipment                     -            -              -              66
  403   Depreciation Expense                -            -              -            -
  404   Amortization Expense                -            -              -           4,659
  408   Taxes Other Than
          Income Taxes                    95,018      112,166        993,665      688,650
  409   Income Taxes                        -            -              -         (67,519)
  410   Provision for Deferred
          Income Taxes                      -            -              -          67,519
  411   Provision for Deferred
          Income Taxes - Credit             -            -              -            -
 411.5  Investment Tax Credit               -            -              -            -
  421   Miscellaneous Income or
          Loss                              -            -              -          (1,309)
 426.1  Donations                           -            -              -            -
 426.5  Other Deductions                    -            -              -            -
  427   Interest on Long-term
          Debt                              -            -              -            -
  430   Interest on Debt to
          Associate Companies               -            -              -         625,487
  431   Other Interest Expense              -            -               -           -

               Total Expenses       $2,082,128      $2,464,294    $24,095,056 $16,302,445

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31,1996

Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General
               Structure of Accounting System:  Uniform System of Account(s))



                           ------------------------------DEPARTMENT OR SERVICE FUNCTION------

                                     HUMAN      MATERIALS                  MARKETING &
ACCOUNT   DESCRIPTION OF ITEMS     RESOURCES   MANAGEMENT   FACILITIES   CUST. RELATIONS
  920    Salaries and Wages      $ 30,691,092  $13,903,899 $ 5,552,266    $  8,057,755
  921    Office Supplies and
           Expenses                 1,331,726    1,482,789   5,692,344       7,897,697
  922    Administrative Expense
           Transferred - Credit           (60)      (2,063)     (1,500)        (53,209)
  923    Outside Services
           Employed                   982,573    1,093,543     151,114       1,093,467
  924    Property Insurance              -         195,312        -               -
  925    Injuries and Damages         638,845          786         625            -
  926    Employee Pension and
           Benefits               165,632,129    2,963,243   1,381,820       1,519,016
  928    Regulatory Commission
           Expense                       -            -           -               -
 930.1   General Advertising
           Expenses                      -            -            638          73,888
 930.2   Miscellaneous General
           Expenses                    50,126      459,614         601         533,497
  931    Rents                          9,306       12,133   1,384,201          62,837
  932    Maintenance of Structures
           and Equipment                   13         -      2,530,977          72,474
  403    Depreciation Expense            -            -           -               -
  404    Amortization Expense            -            -           -               -
  408    Taxes other Than Income
           Taxes                      784,459      874,877     419,126         481,713
  409    Income Taxes                    -            -           -               -
  410    Provision for Deferred
           Income Taxes                  -            -           -               -
  411    Provision for Deferred
           Income Taxes - Credit         -            -           -               -
 411.5   Investment Tax Credit           -            -           -               -
  421    Miscellaneous Income
           or Loss                       -            -           -               -
 426.1   Donations                       -            -           -               -
 426.5   Other Deductions                -            -           -               -
  427    Interest on Long-term
           Debt                          -            -           -               -
  430    Interest on Debt to
           Associate Companies           -            -           -               -
  431    Other Interest Expense          -            -           -               -

                Total Expenses   $200,120,209  $20,984,133 $17,112,212    $19,739,135

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31,1996

Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3
               General Structure of Accounting System:  Uniform System of Account(s))



                         ------------------------------DEPARTMENT OR SERVICE FUNCTION---------------------------

                                   ENVIRONMENTAL   PUBLIC   POWER ENG. &    INVESTOR
ACCOUNT   DESCRIPTION OF ITEMS        AFFAIRS     AFFAIRS   CONSTRUCTION   RELATIONS
  920    Salaries and Wages         $2,875,699  $2,230,040   $23,818,205  $  691,061
  921    Office Supplies and
           Expenses                    707,059     697,738     2,601,940     349,496
  922    Administrative Expense
           Transferred - Credit           (172)        (37)     (693,072)       -
  923    Outside Services
           Employed                    790,836      67,854       116,709        -
  924    Property Insurance               -           -             -           -
  925    Injuries and Damages               46        -           53,353        -
  926    Employee Pension and
           Benefits                    628,264     684,769     4,262,915     129,224
  928    Regulatory Commission
           Expense                        -           -            3,156        -
 930.1   General Advertising
           Expenses                       -        211,403           433        -
 930.2   Miscellaneous General
           Expenses                    172,920   1,876,483        62,290     676,873
  931    Rents                           4,352     116,613         6,107       2,374
  932    Maintenance of Structures
           and Equipment                  -         32,714         7,617        -
  403    Depreciation Expense             -           -             -           -
  404    Amortization Expense             -           -             -           -
  408    Taxes other Than Income
           Taxes                       175,153     145,678     1,254,849      44,546
  409    Income Taxes                     -           -             -           -
  410    Provision for Deferred
           Income Taxes                   -           -             -           -
  411    Provision for Deferred
           Income Taxes - Credit          -           -             -           -
 411.5   Investment Tax Credit            -           -             -           -
  421    Miscellaneous Income
           or Loss                        -           -             -           -
 426.1   Donations                        -           -             -           -
 426.5   Other Deductions                 -           -             -           -
  427    Interest on Long-term
           Debt                           -           -             -           -
  430    Interest on Debt to
           Associate Companies            -           -             -           -
  431    Other Interest Expense           -           -             -           - _

                Total Expenses     $5,354,157  $6,063,255   $31,494,502  $1,893,574



Annual Report of Cinergy Services, Inc.
For the Year Ended December 31,1996

Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of
               Accounting System:  Uniform System of Account(s))


                                  ------------------DEPARTMENT OR SERVICE FUNCTION-----

ACCOUNT   DESCRIPTION OF ITEMS       LEGAL         RATES       FINANCE     RIGHT OF WAY
  920    Salaries and Wages       $ 5,708,611   $1,662,677   $9,287,055    $ 4,388,046
  921    Office Supplies and
           Expenses                 1,407,875       93,509    9,994,405        581,547
  922    Administrative Expense
           Transferred - Credit          (203)         (39)      (4,554)       (20,691)
  923    Outside Services
           Employed                 3,391,419         -       3,666,125     17,056,521
  924    Property Insurance              -            -       3,504,917            -
  925    Injuries and Damages           5,477         -       5,223,783            110
  926    Employee Pension and
           Benefits                 1,415,162      400,928    2,117,855        566,095
  928    Regulatory Commission
           Expense                    527,450    2,941,133         -              -
 930.1   General Advertising
           Expenses                      -            -          54,442            433
 930.2   Miscellaneous General
           Expenses                 1,653,854         -      15,432,665         10,343
  931    Rents                        382,424       43,048        1,987      3,990,205
  932    Maintenance of Structures
           and Equipment                3,649         -             265            468
  403    Depreciation Expense            -            -            -              -
  404    Amortization Expense            -            -            -              -
  408    Taxes Other Than Income
           Taxes                      362,507      104,620      553,923        170,884
  409    Income Taxes                    -            -            -              -
  410    Provision for Deferred
           Income Taxes                  -            -            -              -
  411    Provision for Deferred
           Income Taxes - Credit         -            -            -              -
 411.5   Investment Tax Credit           -            -            -              -
  421    Miscellaneous Income or
           Loss                          -            -            -              -
 426.1   Donations                       -            -            -              -
 426.5   Other Deductions                -            -            -              -
  427    Interest on Long-term
           Debt                          -            -            -              -
  430    Interest on Debt to
           Associate Companies           -            -            -              -
  431    Other Interest Expense          -            -            -              -

               Total Expenses     $14,858,225   $5,245,876  $49,832,868    $26,743,961


Annual Report of Cinergy Services, Inc.
For the Year Ended December 31,1996

Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3
               General Structure of Accounting System:  Uniform System of Account(s))


                     --------------------------DEPARTMENT OR SERVICE FUNCTION------------
                                                                             POWER
ACCOUNT   DESCRIPTION OF ITEMS        FUELS     PLANNING     EXECUTIVE      PLANNING
  920    Salaries and Wages         $1,124,135    $608,575    $14,193,065   $18,968,610
  921    Office Supplies and
           Expenses                    355,624     194,548      5,147,302     4,238,705
  922    Administrative Expense
           Transferred - Credit           (312)        -           (8,051)      (11,992)
  923    Outside Services
           Employed                     32,993      66,315     14,963,155     1,285,146
  924    Property Insurance               -           -           116,949           -
  925    Injuries and Damages            -            -             3,222           682
  926    Employee Pension and
           Benefits                   296,314      136,659      3,102,085     3,880,501
  928    Regulatory Commission
           Expense                       -           -               184           173
 930.1   General Advertising
           Expenses                      -           -              -             -
 930.2   Miscellaneous General
           Expenses                    72,877        -         5,455,891    12,916,366
  931    Rents                         52,500        -           392,146           212
  932    Maintenance of Structures
           and Equipment                 -           -            86,774        15,109
  403    Depreciation Expense            -           -              -             -
  404    Amortization Expense            -           -              -             -
  408    Taxes Other Than Income
           Taxes                       83,135      42,751        725,947     1,174,989
  409    Income Taxes                    -           -              -             -
  410    Provision for Deferred
           Income Taxes                  -           -              -             -
  411    Provision for Deferred
           Income Taxes - Credit         -           -              -             -
 411.5   Investment Tax Credit           -           -              -             -
  421    Miscellaneous Income or
           Loss                          -           -              -             -
 426.1   Donations                       -           -              -             -
 426.5   Other Deductions                -           -              -             -
  427    Interest on Long-term
           Debt                          -           -              -             -
  430    Interest on Debt to
           Associate Companies           -           -              -             -
  431    Other Interest Expense          -           -              -             -  _

               Total Expenses      $2,017,266   $1,048,848    $44,178,669   $42,468,501


Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920



                                     ---------- DEPARTMENTAL SALARY EXPENSE ----------
         NAME OF DEPARTMENT                         --- INCLUDED IN AMOUNTS BILLED TO --     NUMBER OF
     INDICATE EACH DEPARTMENT            TOTAL       PARENT        OTHER         NON-        PERSONNEL
        OR SERVICE FUNCTION             AMOUNT      COMPANY     ASSOCIATES    ASSOCIATES    END OF YEAR
Information Systems                 $ 19,182,401    $  (189)   $19,182,590     $                   276
Meters and Transportation              9,087,056         22      9,087,034                         181
Electric System Maintenance            1,531,587                 1,531,587                          19
Marketing and Customer Relations       8,057,755                 8,057,755                         160
Electric Transmission and
  Distribution Engineering
  and Construction                    17,531,757      1,145     17,530,612                         230
Power Engineering and Construction    23,818,205                23,818,205                         284
Human Resources                       30,691,092     21,545     30,669,547                         256
Materials Management                  13,903,899                13,903,899                         222
Facilities                             5,552,266                 5,552,266                         143
Accounting                            13,838,967                13,838,967                         168
Power Planning                        18,968,610                18,968,610                         258
Public Affairs                         2,230,040                 2,230,040                          32
Legal                                  5,708,611     14,306      5,694,305                          78
Rates                                  1,662,677                 1,662,677                          22
Finance                                9,287,055      1,444      9,285,611                         110
Right of Way                           4,388,046                 4,388,046                          45
Internal Auditing                      1,767,434                 1,767,434                          25
Environmental Affairs                  2,875,699      7,577      2,868,122                          33
Fuels                                  1,124,135                 1,124,135                          16
Investor Relations                       691,061                   691,061                          11
Planning                                 608,575          6        608,569                           9
Executive                             14,193,065     45,706     14,147,359                         220

                        TOTAL
                                    $206,699,993    $91,562   $206,608,431     $                 2,798

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.

       FROM WHOM PURCHASED  1/                        DESCRIPTION                                AMOUNT
Auditing Services:
Arthur Andersen LLP                         Audit of Cinergy and subsidiaries Consolidated
                                              Financial Statements; audit of the financial
                                              statements of Cinergy's or its subsidiaries
                                              deferred compensation and stock plans; audit of
                                              fuel cost recovery clauses; research and consultation
                                              on various accounting and tax matters; and assistance
                                              in the analysis and resolution of miscellaneous
                                              accounting issues                                  $1,106,523


Legal Services:
Baker & Daniels                            Regulatory and Benefits Matters                          109,698
Bingham Summers Welsh &
  Spilman                                  Collective Bargaining                                    211,964
Gallagher, Boland, Meiburger               Review and discuss service agreements and bills
  and Brosnan                                of sale tendered by Columbia Gas and Columbia
                                             Gulf                                                   189,565
Jones, Day, Reavis & Pogue                 Litigation                                               120,370
Reid & Priest LLP                          Mortgage Matters                                         397,926
Skadden, Arps, Slate, Meagher
  & Flom                                   Litigation                                               457,234
Taft, Stettinius & Hollister               Litigation                                               745,886
                                                                                                  2,232,643

Tree Trimming Services:
Asplundh Tree Expert Co.                   Tree Trimming                                          6,101,696
The Davey Tree Experience                  Tree Trimming                                          2,120,074
The Gilbert Companies, Inc.                Brush Clearance                                          252,622
Lewis Tree Service                         Tree Trimming                                            720,769

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

       FROM WHOM PURCHASED  1/                        DESCRIPTION                                AMOUNT
Nelson Tree Service, Inc.                  Tree Trimming                                            986,465
Townsend Tree Service, Inc.                Tree Trimming                                          4,026,264
                                                                                                 14,207,890

Other Services
ACRT, Inc.                                 Environmental Matters                                    726,358
Aerial Solutions, Inc.                     Aerial-helicopter side trimming                          195,241
Analysts International Corp.               Contract Programming                                     736,215
J. Aron & Company                          Management Consulting                                    262,400
Barr Devlin Associates Inc.                Financial Advisory Services                              621,275
Bradsworth & Associates                    Management Consulting                                    123,080
The Brattle Group                          Economic and Management Consulting                       141,922
Christensen Associates                     Slide Presentation and Market Assessment                 151,495
Ciber                                      Contract Programming                                     297,959
Complete Business Solutions, Inc.          Information Technology Consulting                        269,378
CSC Consulting                             Information Technology Consulting-Technical
                                             Architecture                                           200,436
CSC Index                                  Reengineering Consulting                               9,901,973
The Demand Management Company              DSM-Peak Conservation Plan                               400,664
Electric Power Research Institute          Tailored Collaboration Agreement                         315,500
Entex Information Services                 Contract Programming                                     139,342
Ferrell Capital Management                 Risk Management Services                                 171,891
Gilkey Electric                            DSM-Peak Conservation Plan                                54,194
Joseph Graves Associates, Inc.             Contract Programming                                     104,390
Howard Systems International               Information Technology Consulting                        283,728
HS Consulting, Inc.                        Information Technology Consulting                        115,016
Infotech Consulting, Inc.                  Information Technology Consulting                        425,185
Intermat                                   Material Management Consulting -Quality
                                             Assurance Review                                       298,484
International Reliability Consultants      Reliability Center Study                                 115,955
Harold Isaacs                              Management Consulting                                    225,000
McKinsey & Company, Inc.                   Management Consulting - Business Unit Strategy           326,910
Darrell V. Menscer                         Management Consulting                                    136,769
Metro Information Services                 Information Technology Consulting                        147,382

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

       FROM WHOM PURCHASED _1/                        DESCRIPTION                                   AMOUNT

Other Services (Continued):
The NorthBridge Group                      Industry Restructuring Consulting                        883,571
People Working Cooperatively               Low-income Weatherization - DSM                          755,287
Pomeroy Computer Resources                 Contract Programming                                     219,074
Promark Company                            Executive Outplacement Counseling                        163,131
J.B. Reid & Associates, Inc.               Diversity Consulting                                     178,564
Resource Support Associates, Inc.          Information Systems -Material Management System          153,200
Restructuring Associates, Inc.             Reengineering Consulting                                 602,971
Richard's Consulting, Inc.                 Information Technology Consulting                        176,378
SAP America, Inc.                          Information Technology Consulting                        145,455
Software Synergy, Inc.                     Information Technology Consulting                        249,954
Valcom                                     Contract Programming                                     355,324
Wheeled Electric Power                     Aggregator Fees                                          750,000
Working in Neighborhoods, Inc.             Low-income Weatherization - DSM                          102,493
Other _2/                                                                                        11,270,125
                                                                                                 32,893,669

    Total Outside Services                                                                      $50,440,725

(1)  All companies from which Cinergy purchased outside services were non-associated companies, unless otherwise noted.

(2)  Outside services performed that did not meet the $100,000 amount are totaled in this line item.



Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926


INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


              DESCRIPTION                       AMOUNT
Pension                                     $ 53,881,577

Medical/Dental insurance                     118,393,404

401(k) contributions                           9,879,642

Life insurance                                11,522,867

Others                                         9,189,892

                                      TOTAL $202,867,382

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1


INSTRUCTIONS:  Provide a listing of the amounts included in Account 930.1,
"General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition.  If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



        DESCRIPTION                      NAME OF PAYEE              AMOUNT
Advertising Fees -
  Customer Education               Martin Direct                  $156,325
                                   Honeywell DMC Service            16,472
                                   Rising Sun Enterprises           15,000
                                   Miami Systems Corp.               9,263
                                   Eckhart & Co., Inc.               6,274
                                   Shaughnessy-Kniep-Hawe Paper
                                     Company                         4,870
                                   Metropolitan Printing Service,
                                     Inc,                            5,820
                                   Company Labor                     5,342
                                   Others                           62,361

  Promotional Items                Mrs. Alison's Cookie             13,488
                                   Kelly Services                    8,391
                                   Belcon Services Group             5,306
                                   Color Brite Fabrics               5,269
                                   Ray Hamilton Company              3,432
                                   Others                           10,374
                                   Company Labor                    18,564



                         TOTAL                                    $346,551

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
"Miscellaneous General Expenses", classifying such expenses according to their nature.  Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2
U.S.C. 441 (b) (2) shall be separately classified.



                 DESCRIPTION                                      AMOUNT
Sale of Accounts Receivable Fees (PSI, ULH&P, and CG&E)        $12,870,929

Company Membership Fees and Dues                                 5,540,650

Miscellaneous Materials and Supplies Purchased                   6,485,546

Customer Incentive/Rebates - Demand-side Management              2,585,294

Directors' Fees                                                  1,506,249

Annual Report Expenses                                             216,859

Miscellaneous Shareholder and Trustee Expenses                     394,418

Technical, General, Computer and Engineering Services              651,623

Labor, Materials and Supplies                                    3,916,972

Miscellaneous Stores and Transportation Expenses                 5,793,785

Other Miscellaneous Items                                        1,297,822

                                       TOTAL                   $41,260,147

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

RENTS - ACCOUNT 931


INSTRUCTIONS:  Provide a listing of the amount included in Account 931,
"Rents", classifying such expenses by major groupings of property, as defined in the account definition of the
Uniform System of Accounts.



         TYPE OF PROPERTY                                         AMOUNT
Computer Equipment Rent                                        $18,951,856

Operating and Work Equipment Rent                                1,521,844

Other Rent                                                         227,778

                                                TOTAL          $20,701,478

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1995

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
Taxes".  Separate the analysis into two groups (1) Other than U.S. Government taxes, and (2) U.S. Government taxes.
Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.



         KIND OF TAX                                              AMOUNT
Other Than U.S. Government Taxes:

Indiana Gross Income Tax                                      $       980
Delaware Franchise Tax                                                 50
Kentucky License Tax                                                   30
Ohio Franchise Tax                                                     50
Indiana Sales and Use Tax                                             294
Florida Occupational Tax                                              150
State Unemployment                                                 71,176

                                           Sub-total               72,730

U.S. Government Taxes:

Federal Excise Tax on Phone Service                                    11
Social Security Taxes                                          11,067,331
Federal Unemployment                                              175,012

                                           Sub-total           11,242,354

                                               TOTAL          $11,315,084

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

DONATIONS - ACCOUNT 426.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
"Donations", classifying such expenses by its purpose.  The aggregate number and amount of all items of less than
$3,000 may be shown in lieu of details.



       NAME OF RECIPIENT               PURPOSE OF DONATION              AMOUNT
                            <C.
None






                             TOTAL

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

OTHER DEDUCTIONS - ACCOUNT 426.5


INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.



       DESCRIPTION                     NAME OF PAYEE                    AMOUNT
None






                             TOTAL


Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

Schedule XVIII - NOTES TO STATEMENT OF INCOME


INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Schedule XIV - Notes to Financial Statements




Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

                    Schedule XIX - FINANCIAL DATA SCHEDULE

ITEM NO.             CAPTION HEADING

1               Net Service Company Property                   $  7,135,931
2               Total Investments                                      -
3               Total Current and Accrued Assets                 21,843,856
4               Total Deferred Debits                              (187,036)
5               Balancing Amount for Total Assets
                  and Other Debits                                     -
6               Total Assets and Other Debits                    28,792,751
7               Total Proprietary Capital                              -
8               Total Long-Term Debt                                   -
9               Notes Payable                                          -
10              Notes Payable to Associate Companies             18,489,079
11              Balancing Amount for Total Current
                  and Accrued Liabilities                        10,236,153
12              Total Deferred Credits                                 -
13              Accumulated Deferred Income Taxes                    67,519
14              Total Liabilities and Proprietary Capital        28,792,751
15              Services Rendered to Associate Companies        615,348,166
16              Services Rendered to Nonassociate Companies            -
17              Miscellaneous Income or Loss                         62,716
18              Total Income                                    615,410,882
19              Salaries and Wages                              206,699,993
20              Employee Pensions and Benefits                  202,867,382
21              Balancing Amount for Total Expenses             205,631,009
22              Total Expenses                                  615,198,384
23              Net Income (Loss)                                   212,498
24              Total Expenses (Direct Costs)                   343,683,265
25              Total Expenses (Indirect Costs)                 271,515,119
26              Total Expenses (Total)                          615,198,384
27              Number of Personnel End of Year                       2,798





ORGANIZATION CHART
 Chairman
- Executive
- Internal Auditing
|
|
Vice Chairman, President, and Chief Executive Officer
- Executive
|
Vice President &   Vice President       Vice President                          President,        President,          President,
 Senior Manager,    General              Chief           Vice President          Energy            Energy              Energy
 Human Resource     Counsel and          Financial        and Chief of           Commodities       Delivery            Services
 Strategy           Secretary            Officer          Staff                  Business          Business            Business
                                                                                 Unit              Unit                Unit

 - Human            - Legal            - Information       - Facilities         - Fuels          - Materials        - Marketing
   Resources        - Rates               Systems          - Investor           - Power             Management         and
                                       - Finance              Relations            Planning      - Meters and          Customer
                                       - Accounting        - Public Affairs     - Environmental     Transportation     Relations
                                                           - Planning              Affairs       - Electric System
                                                                                - Power             Maintenance
                                                                                   Engineering & - Electric Transmission
                                                                                   Construction     and Distribution
                                                                                                    Engineering and
                                                                                                    Construction
                                                                                                 - Right of Way

[CAPTION]





Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

METHODS OF ALLOCATION

The allocation of expenses not directly attributable to a particular Client Company are based on the following factors:

1.  Sales Ratio

A ratio, based on domestic firm kilowatt-hour electric sales (and/or the equivalent cubic feet of gas sales, where applicable), excluding intra-system sales, for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such times as may be required due to a significant change.

2.  Electric Peak Load Ratio

A ratio, based on the sum of the monthly domestic firm electric maximum system demands for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

3.  Number of Customers Ratio

A ratio, based on the sum of the firm domestic electric customers (and/or gas customers where applicable) at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

4.  Number of Employees Ratio

A ratio, based on the sum of the number of employees at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function and the denominator of which is for all Client Companies (and Cinergy Corp.'s non-utility and non-domestic utility affiliates, where applicable) and/or the Service Company. This ratio will be determined annually, or at such time as may be required due to a significant change.


Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

METHODS OF ALLOCATION - continued


5.  Construction Expenditure Ratio

A ratio, based on construction expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all Client Companies. Separate ratios will be computed for total construction expenditure and appropriate functional plant (i.e., production, transmission, distribution, and general) classifications.
This ratio will be determined annually, or at such time as may be required due to a significant change.

6.  Circuit Miles of Electric Distribution Lines Ratio

A ratio, based on installed circuit miles of domestic electric distribution lines at the end of the immediately preceding calendar year, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

7.  Number of Central Processing Unit Seconds Ratio

A ratio, based on the sum of the number of central processing unit seconds expended to execute mainframe computer software applications for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function, and the denominator of which is for all Client Companies, (and Cinergy Corp.'s non-utility and non-domestic utility affiliates, where applicable) and/or the Service Company. This ratio will be determined annually, or at such time as may be required due to a significant change.


Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 1996

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 1996:

In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Services submits the following information on the billing of interest on borrowed funds to associated companies for the year 1996:

     A. Amount of interest billed to associate companies is contained on page 26, Analysis of Billing.

     B. The basis for billing of interest to the associated companies is based on the ratio of the total expenses charged to each associated company, exclusive of interest, to the total expenses charged to all associated companies, exclusive of interest during the previous year.







ANNUAL REPORT OF Cinergy Services, Inc.

SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange
Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                                       Cinergy Services, Inc.
                                                   (Name of Reporting Company)

                                       By:                /s/Charles J. Winger
                                                (Signature of Signing Officer)

                                                Charles J. Winger, Comptroller
                                   (Printed Name and Title of Signing Officer)



Date:  April 28, 1997